Registration No.  333-179457
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 3411

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 14, 2012 at 2:00 p.m. pursuant to Rule 487.

                ________________________________





                  Strategic Dividend Plus Portfolio, Series 6

                                    FT 3411


FT 3411 is a series of a unit investment trust, the FT Series. FT 3411 consists of a single portfolio known as Strategic Dividend Plus
Portfolio, Series 6 (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Common Stocks") and closed-end funds which invest in common stocks and options ("Closed-End Funds"). Collectively, the Common Stocks and Closed-End Funds are referred to as the "Securities."
The Trust seeks above-average total return.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                 1-800-621-1675


                 The date of this prospectus is March 14, 2012

                               Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Registered Public Accounting Firm  5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                           11
Portfolio                                               11
Risk Factors                                            12
Public Offering                                         14
Distribution of Units                                   17
The Sponsor's Profits                                   18
The Secondary Market                                    18
How We Purchase Units                                   19
Expenses and Charges                                    19
Tax Status                                              20
Retirement Plans                                        22
Rights of Unit Holders                                  22
Income and Capital Distributions                        23
Redeeming Your Units                                    24
Removing Securities from the Trust                      25
Amending or Terminating the Indenture                   25
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator              26
Other Information                                       27

                        Summary of Essential Information

                  Strategic Dividend Plus Portfolio, Series 6
                                    FT 3411


    At the Opening of Business on the Initial Date of Deposit-March 14, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


Initial Number of Units (1)                                                 15,450
Fractional Undivided Interest in the Trust per Unit (1)                   1/15,450
Public Offering Price:
Public Offering Price per Unit (2)                                        $ 10.000
    Less Initial Sales Charge per Unit (3)                                   (.000)
                                                                          --------
Aggregate Offering Price Evaluation of Securities per Unit (4)              10.000
    Less Deferred Sales Charge per Unit (3)                                  (.345)
                                                                          --------
Redemption Price per Unit (5)                                                9.655
    Less Creation and Development Fee per Unit (3)(5)                        (.050)
    Less Organization Costs per Unit (5)                                     (.031)
                                                                          --------
Net Asset Value per Unit                                                  $  9.574
                                                                          ========
Estimated Net Annual Distribution per Unit for the first year (6)         $  .4794
Cash CUSIP Number                                                       30279N 357
Reinvestment CUSIP Number                                               30279N 365
Fee Accounts Cash CUSIP Number                                          30279N 373
Fee Accounts Reinvestment CUSIP Number                                  30279N 381
FTPS CUSIP Number                                                       30279N 399
Pricing Line Product Code                                                   077102
Ticker Symbol                                                               FLHBRX



First Settlement Date                                        March 19, 2012
Mandatory Termination Date (7)                               March 13, 2014
Income Distribution Record Date                              Tenth day of each month, commencing April 10, 2012.
Income Distribution Date (6)                                 Twenty-fifth day of each month, commencing April 25, 2012.

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering
Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public
Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 3.95% of the Public Offering
Price per Unit (equivalent to 3.95% of the net amount invested) which consists of a deferred sales charge and a creation and development fee.
The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m.
Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of the Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) The estimated net annual distribution for subsequent years, $.4727 per Unit, is expected to be less than that set forth above for the first year because a portion of the Securities included in the Trust will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend).
There is no guarantee that the issuers of the Closed-End Funds will receive consistent distributions from the underlying securities in which they invest and, therefore, that they or the issuers of the Common
Stocks, will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See
"Fee Table," "Risk Factors" and "Expenses and Charges." The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

(7) See "Amending or Terminating the Indenture."


                                   Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                         Amount
                                                                                         per Unit
                                                                                         ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                    0.00%(a)      $.000
   Deferred sales charge                                                   4.00%(b)      $.345
   Creation and development fee                                            0.50%(c)      $.050
                                                                           _______       _______
   Maximum sales charge (including creation and development fee)           4.50%(a)      $.395
                                                                           =======       =======

Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                            .310%(d)      $.0310
                                                                           =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                          .081%        $.0080
   Trustee's fee and other operating expenses                               .139%(f)     $.0138
   Acquired Fund fees and expenses                                          .324%(g)     $.0321
                                                                           ________      ________
      Total                                                                 .544%        $.0539
                                                                           ========      ========



                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                        1 Year     2 Years
                        __________ __________
                        $480       $535

The example will not differ if you hold rather than sell your Units at the end of each period.

______________

(a) The maximum sales charge consists of a deferred sales charge and the creation and development fee. There is no initial sales charge during the initial offering period. Both the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. At a Public Offering Price of $10 per Unit, the maximum sales charge will be 3.95% of the Public Offering Price per Unit. If the price you pay for your Units exceeds $10 per Unit, the maximum sales charge will be less than 3.95%. If the price you pay for your Units is less than $10 per Unit, the maximum sales charge will exceed 3.95%, but in no event will the maximum sales charge exceed 4.50% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $10 per Unit, the deferred sales charge will be 3.45% of the Public Offering Price per Unit. If the price you pay for your Units exceeds $10 per Unit, the deferred sales charge will be less than 3.45%. If the price you pay for your Units is less than $10 per Unit, the deferred sales charge will exceed 3.45%, but in no event will the deferred sales charge exceed 4.00% of the Public Offering Price per Unit. The deferred sales charge will be deducted in three monthly installments of $.115 per Unit commencing June 20, 2012 through August 20, 2012.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Closed-End Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not an actual Trust operating expense, the Trust, and therefore Unit holders, will indirectly bear similar operating expenses of the Closed-End Funds in which the Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Closed-End Fund expenses disclosed in a fund's most recent Securities and Exchange Commission filing but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying Closed-End Fund shares were held directly.


                             Report of Independent
                       Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 3411

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 3411, comprising Strategic Dividend Plus Portfolio, Series 6 (the "Trust"), as of the opening of business on March 14, 2012 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on March 14, 2012, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 3411, comprising Strategic Dividend Plus Portfolio, Series 6, as of the opening of business on March 14, 2012 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 14, 2012

                            Statement of Net Assets

                  Strategic Dividend Plus Portfolio, Series 6
                                    FT 3411


    At the Opening of Business on the Initial Date of Deposit-March 14, 2012



                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)           $154,504
Less liability for reimbursement to Sponsor for organization costs (3)           (479)
Less liability for deferred sales charge (4)                                   (5,330)
Less liability for creation and development fee (5)                              (772)
                                                                             ________
Net assets                                                                   $147,923
                                                                             ========
Units outstanding                                                              15,450
Net asset value per Unit (6)                                                 $  9.574
                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                        $154,504
Less maximum sales charge (7)                                                  (6,102)
Less estimated reimbursement to Sponsor for organization costs (3)               (479)
                                                                             ________
Net assets                                                                   $147,923
                                                                             ========

______________

                        NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a portfolio of common stocks and closed-end funds. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of March 13, 2014.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0310 per Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.345 per Unit, payable to the Sponsor in three equal monthly installments of $.115 per Unit beginning on June 20, 2012 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through August 20, 2012. If Unit holders redeem Units before August 20, 2012, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of a deferred sales charge and the creation and development fee) computed at the rate of 3.95% of the Public Offering Price per Unit (equivalent to 3.95% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering." Both the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. At a Public Offering Price of $10 per Unit, the maximum sales charge will be 3.95%. In no event will the maximum sales charge exceed 4.50% of the Public Offering Price per Unit.


                            Schedule of Investments

                  Strategic Dividend Plus Portfolio, Series 6
                                    FT 3411


    At the Opening of Business on the Initial Date of Deposit-March 14, 2012



                                                                              Percentage      Number    Market      Cost of
Ticker Symbol and                                                             of Aggregate    of        Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price  Shares    per Share   the Trust (2)
________________________________                                              ____________    _____     ______       ________
CLOSED-END FUNDS (25%):
AOD        Alpine Total Dynamic Dividend Fund                                     1%           322      $  4.80      $ 1,546
BOE        BlackRock Global Opportunities Equity Trust                            1%           102        15.14        1,544
BCF        BlackRock Real Asset Equity Trust                                      1%           129        12.01        1,549
INF        Brookfield Global Listed Infrastructure Income Fund Inc                1%            80        19.39        1,551
IGR        CBRE Clarion Global Real Estate Income Fund                            1%           193         8.01        1,546
DVM        Cohen & Steers Dividend Majors Fund, Inc.                              1%           112        13.80        1,546
RQI        Cohen & Steers Quality Income Realty Fund, Inc.                        1%           160         9.66        1,546
DPG        Duff & Phelps Global Utility Income Fund Inc.                          1%            80        19.21        1,537
ETV        Eaton Vance Tax-Managed Buy-Write Opportunities Fund                   1%           117        13.23        1,548
HQH        H&Q Healthcare Investors                                               1%            97        15.91        1,543
IHD        ING Emerging Markets High Dividend Equity Fund                         1%            95        16.32        1,550
IGA        ING Global Advantage and Premium Opportunity Fund                      1%           130        11.91        1,548
IGD        ING Global Equity Dividend and Premium Opportunity Fund                1%           164         9.43        1,547
IDE        ING Infrastructure Industrials and Materials Fund                      1%            85        18.27        1,553
IID        ING International High Dividend Equity Income Fund                     1%           152        10.17        1,546
HTD        John Hancock Tax-Advantaged Dividend Income Fund                       1%            86        17.98        1,546
ASG        Liberty All Star Growth Fund, Inc.                                     1%           357         4.33        1,546
USA        Liberty All-Star Equity Fund                                           1%           316         4.89        1,545
MXF        The Mexico Fund, Inc.                                                  1%            62        24.91        1,544
QQQX       NASDAQ Premium Income & Growth Fund Inc.                               1%           101        15.30        1,545
JCE        Nuveen Core Equity Alpha Fund                                          1%           111        13.95        1,548
JMF        Nuveen Energy MLP Total Return Fund                                    1%            84        18.43        1,548
RMT        Royce Micro-Cap Trust, Inc.                                            1%           166         9.31        1,545
RVT        Royce Value Trust, Inc.                                                1%           110        14.09        1,550
SOR        Source Capital Inc.                                                    1%            29        53.00        1,537
COMMON STOCKS (75%):
Consumer Discretionary (9%):
DRI        Darden Restaurants, Inc.                                               1%            29        52.65        1,527
GCI        Gannett Co., Inc.                                                      1%           104        14.93        1,553
HRB        H&R Block, Inc.                                                        1%            93        16.61        1,545
HAS        Hasbro, Inc.                                                           1%            43        35.68        1,534
MAT        Mattel, Inc.                                                           1%            46        33.53        1,542
MCD        McDonald's Corporation                                                 1%            16        96.78        1,548
MDP        Meredith Corporation                                                   1%            45        34.00        1,530
PII        Polaris Industries Inc.                                                1%            23        68.50        1,576
SJR        Shaw Communications Inc. (Class B) +                                   1%            74        20.77        1,537
Consumer Staples (4%):
LO         Lorillard, Inc.                                                        1%            12       131.22        1,575
PEP        PepsiCo, Inc.                                                          1%            24        64.34        1,544


                       Schedule of Investments (cont'd.)

                  Strategic Dividend Plus Portfolio, Series 6
                                    FT 3411


    At the Opening of Business on the Initial Date of Deposit-March 14, 2012



                                                                              Percentage      Number    Market      Cost of
Ticker Symbol and                                                             of Aggregate    of        Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price  Shares    per Share   the Trust (2)
________________________________                                              ____________    _____     ______       ________
COMMON STOCKS (CONT'D.):
Consumer Staples (cont'd.):
PG        The Procter & Gamble Company                                           1%            23      $ 67.90      $ 1,562
RAI       Reynolds American Inc.                                                 1%            37        41.86        1,549
Energy (8%):
CVX       Chevron Corporation                                                    1%            14       111.19        1,557
COP       ConocoPhillips                                                         1%            20        77.76        1,555
E         Eni SpA (ADR) +                                                        1%            32        48.19        1,542
XOM       Exxon Mobil Corporation                                                1%            18        86.86        1,563
REPYY     Repsol YPF, S.A. (ADR) +                                               1%            60        25.63        1,538
RDS/B     Royal Dutch Shell Plc (Class B) (ADR) +                                1%            21        73.03        1,534
RES       RPC, Inc.                                                              1%           146        10.55        1,540
TOT       Total S.A. (ADR) +                                                     1%            28        56.00        1,568
Financials (12%):
AFL       AFLAC Incorporated                                                     1%            34        46.07        1,566
ANZBY     Australia and New Zealand Banking Group Ltd. (ADR) +                   1%            66        23.48        1,550
BLX       Banco Latinoamericano de Comercio Exterior S.A. +                      1%            74        20.90        1,547
STD       Banco Santander Central Hispano S.A. (ADR) +                           1%           189         8.17        1,544
BMO       Bank of Montreal +                                                     1%            26        59.26        1,541
CTBI      Community Trust Bancorp, Inc.                                          1%            50        30.98        1,549
DCOM      Dime Community Bancshares                                              1%           105        14.69        1,542
EV        Eaton Vance Corp.                                                      1%            54        28.86        1,558
FFBC      First Financial Bancorp.                                               1%            91        17.06        1,552
NABZY     National Australia Bank Limited (ADR) +                                1%            61        25.13        1,533
NYX       NYSE Euronext                                                          1%            52        29.84        1,552
WDR       Waddell & Reed Financial, Inc.                                         1%            47        32.69        1,536
Health Care (8%):
AZN       AstraZeneca Plc (ADR) +                                                1%            34        45.55        1,549
BAX       Baxter International Inc.                                              1%            26        59.74        1,553
BMY       Bristol-Myers Squibb Company                                           1%            46        33.42        1,537
LLY       Eli Lilly and Company                                                  1%            38        40.17        1,526
GSK       GlaxoSmithKline Plc (ADR) +                                            1%            34        45.46        1,546
MDT       Medtronic, Inc.                                                        1%            40        38.66        1,546
MRK       Merck & Co., Inc.                                                      1%            40        38.28        1,531
PFE       Pfizer Inc.                                                            1%            70        22.01        1,541
Industrials (11%):
BAESY     BAE Systems Plc (ADR) +                                                1%            77        20.00        1,540
DLX       Deluxe Corporation                                                     1%            63        24.46        1,541
ETN       Eaton Corporation                                                      1%            31        50.23        1,557
GD        General Dynamics Corporation                                           1%            21        73.08        1,535


                       Schedule of Investments (cont'd.)

                  Strategic Dividend Plus Portfolio, Series 6
                                    FT 3411


    At the Opening of Business on the Initial Date of Deposit-March 14, 2012




                                                                              Percentage      Number    Market      Cost of
Ticker Symbol and                                                             of Aggregate    of        Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price  Shares    per Share   the Trust (2)
________________________________                                              ____________    _____     ______       ________
COMMON STOCKS (CONT'D.):
Industrials (cont'd):
ITW        Illinois Tool Works Inc.                                               1%            27      $ 56.69      $ 1,531
LMT        Lockheed Martin Corporation                                            1%            17        89.65        1,524
NOC        Northrop Grumman Corporation                                           1%            25        61.54        1,539
TAL        TAL International Group, Inc.                                          1%            42        36.78        1,545
TGH        Textainer Group Holdings Limited +                                     1%            45        34.09        1,534
UNP        Union Pacific Corporation                                              1%            14       110.39        1,545
UTX        United Technologies Corporation                                        1%            18        86.57        1,558
Information Technology (6%):
CA         CA Inc.                                                                1%            56        27.70        1,551
ELRC       Electro Rent Corp.                                                     1%            83        18.53        1,538
INTC       Intel Corporation                                                      1%            56        27.49        1,539
KLAC       KLA-Tencor Corporation                                                 1%            31        50.58        1,568
MSFT       Microsoft Corporation                                                  1%            47        32.67        1,536
PAYX       Paychex, Inc.                                                          1%            48        31.89        1,531
Materials (2%):
CRH        CRH Plc (ADR) +                                                        1%            73        21.25        1,551
VALE       Vale S.A. (ADR) +                                                      1%            65        23.62        1,535
Telecommunication Services (5%):
BCE        BCE Inc. +                                                             1%            37        41.26        1,527
MBT        Mobile TeleSystems (ADR) +                                             1%            85        18.25        1,551
TLK        PT Telekomunikasi Indonesia (ADR) +                                    1%            51        30.09        1,535
VIV        Telefonica Brasil, S.A. (ADR) +                                        1%            50        30.77        1,539
VOD        Vodafone Group Plc (ADR) +                                             1%            57        27.06        1,542
Utilities (10%):
LNT        Alliant Energy Corporation                                             1%            35        43.68        1,529
AEP        American Electric Power Company, Inc.                                  1%            40        39.05        1,562
CIG        Companhia Energetica de Minas Gerais-CEMIG (ADR) +                     1%            65        23.73        1,542
EONGY      E.ON AG (ADR) +                                                        1%            69        22.48        1,551
ENLAY      Enel SpA (ADR) +                                                       1%           420         3.68        1,546
EXC        Exelon Corporation                                                     1%            39        39.60        1,544
HNP        Huaneng Power International, Inc. (ADR) +                              1%            61        25.19        1,537
PPL        PPL Corporation                                                        1%            54        28.38        1,533
SSEZY      Scottish and Southern Energy Plc (ADR) +                               1%            74        20.94        1,550
WR         Westar Energy, Inc.                                                    1%            55        28.10        1,546
                                                                              ______                                ________
                      Total Investments                                         100%                                $154,504
                                                                              ======                                ========

___________

See "Notes to Schedule of Investments" on page 10.

Page 9


                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 14, 2012. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $154,650 and $146, respectively.

(3) Common Stocks of companies headquartered or incorporated outside the United States comprise approximately 26% of the investments of the Trust.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on a U.S. national securities exchange.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 3411, consists of a single portfolio known as Strategic Dividend Plus Portfolio, Series 6.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of Common Stocks and Closed-End Funds with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Trust seeks above-average total return.


Dividends have traditionally been one of the few constants in the world of investing, helping to buffer volatility in both good and bad markets and contributing nearly half of the stock market's total returns historically. According to Ibbotson Associates, dividends have provided approximately 44% of the 9.77% average annual total return on the S&P 500 Index, from 1926 through 2011. The S&P 500 Index is an unmanaged index of 500 stocks used to measure large-cap U.S. stock market performance. The index cannot be purchased directly by investors.


Portfolio Composition.

The Trust invests in dividend-paying common stocks from three distinct and, we believe, complementary segments of the market as well as closed-end funds ("CEFs") which invest in dividend-paying securities. The portfolio is weighted as follows:

o Dividend Strength-25%. The stocks for this component of the portfolio are selected from the Russell 3000 Index. Through our selection process we seek to identify companies we consider well-capitalized with strong balance sheets, with a record of financial strength and profit growth, a history of dividend payments, and the ability to generate dividend growth.

o High Dividend-25%. The stocks for this component of the portfolio are also selected from the Russell 3000 Index. With this component, we seek to identify companies we consider well-capitalized with above-average dividend yields and the ability to sustain current dividend levels.

o International High Dividend-25%. These stocks are selected from a universe of foreign companies that trade on a U.S. stock exchange either directly or through an ADR. Our selection process seeks to identify companies we consider well-capitalized with above-average dividend yields and the ability to sustain current dividend levels.

o Dividend & Income CEFs-25%. This component is comprised of a pool of closed-end funds which invest in dividend-paying securities. A portion of these closed-end funds, on an ongoing basis, will sell covered call options. An option is considered "covered" when a closed-end fund owns the equity securities against which the options are sold. Though call options can be used for many investment purposes, they are typically used as a tool to potentially enhance returns, offer a current yield to investors, and provide limited downside protection.

You should be aware that predictions stated herein may not be realized. Of course, as with any similar investment, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in Common Stocks and Closed-End Funds. The value of the Trust's Units will fluctuate with changes in the value of these Securities.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

On August 5, 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States of America to "AA+" from "AAA." In reaching its decision, Standard & Poor's cited the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate and their belief that further near-term progress containing the growth in public spending, especially on entitlements, or on reaching an agreement on revenues is less likely than they previously assumed. The impact of the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's is uncertain, but will likely lead to increased interest rates and volatility in the short-term.

Distributions. As stated under "Summary of Essential Information," the Trust will generally make monthly distributions of income. The Closed-End Funds make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Closed-End Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time.

Closed-End Funds. A percentage of the Trust consists of closed-end funds. Closed-end funds are actively managed investment companies which invest in various types of securities. Closed-end funds issue shares of common stock that are traded on a securities exchange. Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in the Trust may employ the use of leverage in their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks, including the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Common Stocks. A percentage of the Trust consists of common stocks and certain of the Closed-End Funds held by the Trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Options. Certain of the Closed-End Funds in the Trust invest in call options. The value of an option may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as an option approaches its expiration date, its value increasingly moves with the price of the stock subject to an option. The strike price for an option may be adjusted downward before an option expiration triggered by certain corporate events affecting that stock. A downward adjustment to the strike price will have the effect of reducing the equity appreciation. Option strike prices may be adjusted to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. If the value of the underlying stock exceeds the strike price of an option, it is likely that the holder of that option will exercise their right to purchase the stock.

Foreign Securities. Certain of the Common Stocks held by the Trust are, and certain of the Closed-End Funds held by the Trust invest in, securities issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic securities. These Common Stocks are either directly listed on a U.S. securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

Emerging Markets. Certain of the Common Stocks held by the Trust are, and certain of the Closed-End Funds in the Trust invest in, securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Small-Cap Companies. Certain of the Securities in the Trust are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies or Closed-End Funds represented in the Trust or certain of the securities held by the Closed-End Funds. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Lorillard Inc., Microsoft Corporation or Reynolds American Inc., or certain of the securities held by the Closed-End Funds, or the industries represented by these issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities or on the issuers of the underlying securities in which the Closed-End Funds invest.


                      Public Offering

The Public Offering Price.


Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:


-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The maximum sales charge (which combines a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.


The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.


Maximum Sales Charge.

The maximum sales charge during the initial offering period consists of a deferred sales charge and the creation and development fee. Both the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. At a Public Offering Price of $10 per Unit, the maximum sales charge will be 3.95%. If the price you pay for your Units exceeds $10 per Unit, the maximum sales charge will be less than 3.95%. If the price you pay for your Units is less than $10 per Unit, the maximum sales charge will exceed 3.95%, but in no event will the maximum sales charge exceed 4.50%.

Transactional Sales Charge.

The transactional sales charge you will pay during the initial offering period is comprised of solely the deferred sales charge. If you purchase Units after the first deferred sales charge payment has been assessed, the transactional sales charge will also contain an initial sales charge, as described below.

Monthly Deferred Sales Charge. The deferred sales charge is equal to $.345 per Unit. Three monthly deferred sales charges of $.115 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from June 20, 2012 through August 20, 2012. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price, but in no event will the maximum deferred sales charge exceed 4.00%.

If you purchase Units after the first deferred sales charge payment has been assessed, your maximum sales charge will consist of an initial sales charge and the amount of any remaining deferred sales charge payments. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between 3.45% of the Public Offering Price and the sum of the maximum remaining deferred sales charge. If you purchase Units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of a one-time initial sales charge of 3.45% of the Public Offering Price per Unit (equivalent to 3.573% of the net amount invested). The maximum sales charge will be reduced by 1/2 of 1% on each subsequent March 31, commencing March 31, 2013, to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.


The maximum sales charge is $.395 per Unit and the maximum dealer concession is $.305 per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge per Unit for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:


                               Your maximum     Dealer
If you invest                  sales charge     concession
(in thousands):*               will be:         will be:
______________                 ____________     ____________
$50 but less than $100        $0.370           $0.280
$100 but less than $250        0.345            0.255
$250 but less than $500        0.310            0.225
$500 but less than $1,000      0.295            0.215
$1,000 or more                 0.245            0.170

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of the Trust during the initial offering period at the Public Offering Price less $0.10 per Unit (for purchases of $1,000,000 or more, the maximum sales charge will be limited to $0.245 per Unit), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.


Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.


Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.


You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock

Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable equity securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of $0.305 per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to $0.21 per Unit ($0.170 per Unit for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales(in millions)                  Additional
                                          Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differs from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES

BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Closed-End Funds.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses, and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell
Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.


This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.


This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

For Units purchased on or after January 1, 2011 (or, 2012, if the Units are acquired in a reinvestment plan in 2011), the information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Investments in Certain Foreign Corporations.

If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.


If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met.

Distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.


Foreign Tax Credit.

If the Trust invests in any foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

-  Individual Retirement Accounts,

-  Keogh Plans,

-  Pension funds, and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax adviser. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us; or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA


The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $175 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2011, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $30,265,155 (audited).


This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.


The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.


The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trust, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                                  First Trust(R)

                  Strategic Dividend Plus Portfolio, Series 6
                                    FT 3411


                                    Sponsor:

                          First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                 1-800-621-1675

       FTPS Unit Servicing Agent:               Trustee:

            FTP Services LLC           The Bank of New York Mellon

         120 East Liberty Drive            101 Barclay Street
         Wheaton, Illinois 60187        New York, New York 10286
             1-866-514-7768                  1-800-813-3074
                                          24-Hour Pricing Line:
                                             1-800-446-0132

                                  Please refer to the "Summary of Essential
                                     Information" for the Product Code.


                            ________________________

    When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                    ILLEGAL.
                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


             - Securities Act of 1933 (file no. 333-179457) and


             - Investment Company Act of 1940 (file no. 811-05903)

       Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
     D.C. Information regarding the operation of the SEC's Public Reference
           Room may be obtained by calling the SEC at 1-202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                                 March 14, 2012


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 3411 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 14, 2012. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Dividends                                                    1
   Closed-End Funds                                             1
   Common Stocks                                                2
   Foreign Issuers                                              2
   Emerging Markets                                             3
   Small-Cap Companies                                          3
Litigation
   Microsoft Corporation                                        4
   Tobacco Industry                                             4
Common Stocks Descriptions                                      5

Risk Factors

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Closed-End Funds. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Common Stocks. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Common Stocks or the general condition of the relevant stock market may worsen, and the value of the Common Stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Foreign Issuers. Since certain of the Securities included in the Trust consist of, or invest in, securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of the Trust should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the trusts which contain these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Common Stocks Descriptions


Consumer Discretionary

__________________

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the names "Red Lobster," "The Olive Garden," "Bahama Breeze" and "Smokey Bones BBQ Sports Bar."

Gannett Co., Inc., headquartered in McLean, Virginia, is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.

Hasbro, Inc., headquartered in Pawtucket, Rhode Island, designs, manufactures and markets a diverse line of toy products and related items including games, preschool toys, interactive software, electronic learning aids, dolls, plush products and infant products.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Meredith Corporation, headquartered in Des Moines, Iowa, a media and marketing company, engages in magazine and book publishing, television broadcasting, integrated marketing, and interactive media business in the United States.

Polaris Industries Inc., headquartered in Medina, Minnesota, designs, engineers and makes snowmobiles, all-terrain vehicles, motorcycles and personal watercraft.

Shaw Communications Inc. (Class B), headquartered in Calgary, Alberta, Canada, is a diversified communications company whose core business is providing broadband cable television, Internet and satellite services.

Consumer Staples

__________________

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Energy

__________________

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Repsol YPF, S.A. (ADR), headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Royal Dutch Shell Plc (Class B) (ADR), incorporated in the United
Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

RPC, Inc., headquartered in Atlanta, Georgia, is an oil and gas services company that provides a range of oilfield services and equipment to the oil and gas companies primarily in the United States.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Financials

__________________

AFLAC Incorporated, headquartered in Columbus, Georgia, provides supplemental health insurance to individuals, mainly limited to reimbursement for medical, non-medical, and surgical expenses of cancer. The company also sells accident, disability, and hospital insurance plans.

Australia and New Zealand Banking Group Ltd. (ADR), headquartered in Melbourne, Australia, offers international banking and financial services to clients in Australia, Europe, the United States and throughout the Asia/Pacific region.

Banco Latinoamericano de Comercio Exterior S.A., headquartered in Panama City, Panama, together with its subsidiaries, provides trade financing to commercial banks, middle-market companies, and corporations primarily in Latin America.

Banco Santander Central Hispano S.A. (ADR), headquartered in Santander, Spain, operates in five business areas, which include European Retail Banking; Retail Banking Latin America; Asset Management and Private Banking; Global Wholesale Banking; and Financial Management and Equity Stakes.

Bank of Montreal, headquartered in Montreal, Quebec, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

Community Trust Bancorp, Inc., headquartered in Pikeville, Kentucky, operates as the holding company for Community Trust Bank, Inc., which offers various commercial and personal banking services to small and mid-sized communities in Kentucky and West Virginia.

Dime Community Bancshares, headquartered in Brooklyn, New York, through wholly-owned Dime Savings Bank of Williamsburgh, conducts a savings bank business through several offices in Brooklyn, the Bronx and Queens in New York City and Nassau County, New York.

Eaton Vance Corp., headquartered in Boston, Massachusetts, through subsidiaries, creates, markets and manages mutual funds. The company also provides management and consulting services to individual and institutional clients.

First Financial Bancorp., headquartered in Hamilton, Ohio, engages in commercial banking and other financial service activities through its wholly-owned subsidiaries: First Financial Bank, N.A.; Community First Bank & Trust; The Clyde Savings Bank Company; Indiana Lawrence Bank; Citizens First State Bank; Heritage Community Bank; Sand Ridge Bank; and Fidelity Federal Savings Bank.

National Australia Bank Limited (ADR), headquartered in Melbourne, Australia, is an international banking group operating in Australia, New Zealand, Asia, Europe and the United States. The company's services include banking services, credit and access card facilities, housing and general finance, international and investment banking, wealth management, and life insurance services.

NYSE Euronext, headquartered in New York, New York, through its subsidiaries, offers securities listing, trading, and related information products and services in the United States and Europe.

Waddell & Reed Financial, Inc., headquartered in Overland Park, Kansas, provides investment products and services through its subsidiaries.

Health Care

__________________

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care and specialist/hospital care.

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, systems and services used primarily in the healthcare field.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex, England, conducts research into and develops, makes and markets ethical (prescription) pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Industrials

__________________

BAE Systems Plc (ADR), headquartered in London, England, manufactures products for the military defense sector and the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. Their civil aircraft operations include the manufacture of planes and jet wings, and various engineering services.

Deluxe Corporation, headquartered in Shoreview, Minnesota, is a provider of integrated risk management, electronic transaction services and paper payments to the financial services and retail industries.

Eaton Corporation, headquartered in Cleveland, Ohio, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.

Illinois Tool Works Inc., headquartered in Glenview, Illinois, makes plastic and metal components, fasteners, industrial fluids, adhesives and welding products. The company also makes systems for consumer and industrial packaging, identification systems, and industrial spray coating and quality assurance equipment.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

TAL International Group, Inc., headquartered in Purchase, New York, is engaged in the intermodal container industry. The company acquires, leases and sells intermodal containers used to transport freight by truck, ship and rail.

Textainer Group Holdings Limited, headquartered in Hamilton, Bermuda, and its subsidiaries engage in the purchase, management, leasing and resale of a fleet of marine cargo containers worldwide.

Union Pacific Corporation, headquartered in Omaha, Nebraska, operates through subsidiaries in the areas of rail transportation (Union Pacific Railroad Co. and Southern Pacific Rail Corp.) and trucking (Overnite Transportation Company).

United Technologies Corporation, headquartered in Hartford, Connecticut, makes Pratt & Whitney aircraft jet engines and spare parts; Otis elevators and escalators; Carrier heating, ventilating and air conditioning equipment; automotive products and systems; Sikorsky helicopters; and Hamilton Sundstrand aerospace systems.

Information Technology

__________________

CA Inc., headquartered in Islandia, New York, designs, develops, markets, licenses and supports a wide range of integrated computer software products.

Electro Rent Corp., headquartered in Van Nuys, California, engages in the rental, lease, and sale of new and used electronic test and measurement equipment.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.

Materials

__________________

CRH Plc (ADR), headquartered in Dublin, Ireland, manufactures cement, concrete products, aggregates, asphalt, clay bricks, chemical lime, security fencing products, roofing, insulation and other building materials. The company also operates builders merchant locations and DIY stores.

Vale S.A. (ADR), headquartered in Rio de Janeiro, Brazil, is a large producer and exporter of iron ore and pellets, as well as a producer of manganese and ferro-alloys, which are very important raw materials for steelmaking. The company also produces copper, bauxite, kaolin, potash, alumina and aluminum.

Telecommunication Services

__________________

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada, publishes telephone directories in Canada and internationally, and designs and builds telecommunications networks globally.

Mobile TeleSystems (ADR), headquartered in Moscow, Russia, provides global systems for mobile communications (GSM) technology-based mobile telecommunications services in Russia, Belarus, Ukraine, Uzbekistan and Turkmenistan.

PT Telekomunikasi Indonesia (ADR), headquartered in Bandung, Indonesia, provides fixed line telecommunications services in Indonesia.

Telefonica Brasil, S.A. (ADR), headquartered in Sao Paulo, Brazil, provides fixed-line telecommunications services in the state of Sao Paulo under a concession agreement granted by the federal government of Brazil.

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

Utilities

__________________

Alliant Energy Corporation, headquartered in Madison, Wisconsin, operates as the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy and the purchase, distribution, transportation, and sale of natural gas in Iowa, Minnesota, Wisconsin, and Illinois.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission, and distribution of electric power.

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, an integrated energy company, engages in the generation, transmission, and distribution of electricity in Minas Gerais, Brazil.

E.ON AG (ADR), headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Enel SpA (ADR), headquartered in Rome, Italy, produces, distributes and sells electricity and natural gas across Europe, Russia, North America and Latin America.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO Energy Company, Genco and other subsidiaries.

Huaneng Power International, Inc. (ADR), headquartered in Beijing, China, is one of China's largest independent power producers. The company sells power to local distribution utilities, primarily in China's coastal provinces.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.

Scottish and Southern Energy Plc (ADR), headquartered in Perth,
Scotland, is organized into the main businesses of generation, transmission, distribution and supply of electricity; storage and supply of gas; electrical and utility contracting; domestic appliance retailing and telecoms, serving more than 150 sites across the United Kingdom.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.


We have obtained the foregoing descriptions from third-party sources we deem reliable.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                                S-1

                            SIGNATURES

     The Registrant, FT 3411, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT 1393; FT
1422;  FT  1423; FT 1524; FT 1525; FT 1573; FT 1590;  FT  1635;  FT
1638;  FT  1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT  1809;  FT
1829;  FT  1859; FT 1863; FT 1888; FT 1894; FT 1911;  FT  1937;  FT
1977;  FT  1991; FT 1994; FT 2038; FT 2051; FT 2057;  FT  2079;  FT
2092;  FT  2106; FT 2107; FT 2126; FT 2159; FT 2165;  FT  2170;  FT
2181;  FT  2220; FT 2253; FT 2261; FT 2311; FT 2326;  FT  2356;  FT
2364;  FT  2386; FT 2408; FT 2427; FT 2462; FT 2482;  FT  2488;  FT
2489;  FT  2517; FT 2530; FT 2548; FT 2603; FT 2611;  FT  2617;  FT
2618;  FT  2659; FT 2668; FT 2681; FT 2709; FT 2746;  FT  2747;  FT
2752;  FT  2753; FT 2772; FT 2824; FT 2866; FT 2871;  FT  2878;  FT
2879;  FT  2884; FT 2893; FT 2935; FT 2939; FT 3007;  FT  3008;  FT
3016;  FT  3017; FT 3022; FT 3024; FT 3025; FT 3032;  FT  3109;  FT
3128;  FT  3161; FT 3166; FT 3167; FT 3183; FT 3196;  FT  3260;  FT
3266;  FT  3302; FT 3306; FT 3310; FT 3311; FT 3320;  FT  3335;  FT
3336; FT 3367; FT 3370 and FT 3428 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the regis-tration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)   that  it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 3411, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on March 14, 2012.

                              FT 3411

                              By   FIRST TRUST PORTFOLIOS L.P.
                                   Depositor

                              By   Jason T. Henry
                                   Senior Vice President


                              S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

      Name              Title*                   Date

 James A. Bowen Director    of     The )    March 14, 2012
                Charger   Corporation, )
                the General Partner of )
                First Trust Portfolios )
                L.P.                   )
                                       )    Jason T. Henry
                                       )    Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                S-3

     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-179457 on Form S-6 of our report dated March 14, 2012, relating to the financial statement of FT 3411, comprising Strategic Dividend Plus Portfolio, Series 6, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.




/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
March 14, 2012


                                S-4

                        CONSENT OF COUNSEL

     The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

               CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                S-5

                           EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT
         785).

1.1.1 Form of Trust Agreement for FT 3411 and certain subsequent Series, effective March 14, 2012 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio
         Supervisor,  and FTP Services LLC, as FTPS Unit  Servicing
         Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series
         19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series
         18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                S-7